As filed with the U.S. Securities and Exchange Commission on March 7, 2014
Registration No.  333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

FORM F-6
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
For American Depositary Shares Evidenced by American Depositary Receipts
___________________

BNP Paribas
(Exact name of issuer of deposited securities as specified in its charter)

BNP Paribas
(Translation of issuer's name into English)

France
(Jurisdiction of incorporation or organization of issuer)

JPMORGAN CHASE BANK, N.A.
(Exact name of depositary as specified in its charter)

1 Chase Manhattan Plaza, Floor 58, New York, NY, 10005-1401
Telephone (800) 990-1135
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)
____________________

BNP Paribas
787 Seventh Avenue
New York, New York 10019
(212) 841-3000
(Address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Scott A. Ziegler, Esq.
Ziegler, Ziegler & Associates LLP 570 Lexington Avenue, 44th Floor New York, New York 10022 (212) 319-7600

It is proposed that this filing become effective under Rule 466

☐ immediately upon filing
☐ on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box.  ☐

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (2)	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing one-half of one ordinary share of BNP Paribas	50,000,000 American Depositary Shares	$0.05	$2,500,000	$322
(1)	Each unit represents one American Depositary Share.
(2)
Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PART I
INFORMATION REQUIRED IN PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt (“ADR” or “American Depositary Receipt”) filed as Exhibit A to the Second Amended and Restated Deposit Agreement filed as Exhibit (a) to this Registration Statement, which is incorporated herein by reference.

CROSS REFERENCE SHEET

Item 1.  DESCRIPTION OF SECURITIES TO BE REGISTERED

Location in Form of American Depositary
Item Number and Caption			Receipt Filed Herewith as Prospectus

(1)	Name and address of Depositary		Introductory paragraph and bottom of face of American Depositary Receipt

(2)	Title of American Depositary Receipts and identity of deposited securities		Face of American Depositary Receipt, top center

Terms of Deposit:

	(i)	Amount of deposited securities represented by one unit of American Depositary Shares	Face of American Depositary Receipt, upper right corner

	(ii)	Procedure for voting, if any, the deposited securities	Paragraph (12)

	(iii)	Collection and distribution of dividends	Paragraphs (4), (5), (7) and (10)

	(iv)	Transmission of notices, reports and proxy soliciting material	Paragraphs (3), (8) and (12)

	(v)	Sale or exercise of rights	Paragraphs (4), (5) and (10)

	(vi)	Deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs (4), (5), (10) and (13)

	(vii)	Amendment, extension or termination of the Deposit Agreement	Paragraphs (16) and (17)

	(viii)	Rights of holders of ADRs to inspect the transfer books of the Depositary and the list of Holders of ADRs	Paragraph (3)

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Paragraphs (1), (2), (4), and (5)

	(x)	Limitation upon the liability of the Depositary	Paragraph (14)

(3)	Fees and Charges		Paragraph (7)

Item 2.  AVAILABLE INFORMATION

Location in Form of American Depositary
Item Number and Caption	Receipt Filed Herewith as Prospectus

(a)           Statement that BNP Paribas publishes information in English required to maintain the exemption from registration under Rule 12g3-2(b) under the Securities Exchange Act of 1934 on its Internet Web site (www.bnpparibas.com/en/home) or through an electronic information delivery system generally available to the public in its primary trading market.
Paragraph (8)

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.  EXHIBITS

(a)
Form of Deposit Agreement. Form of Second Amended and Restated Deposit Agreement dated as of           , 2014 among BNP Paribas, JPMorgan Chase Bank, N.A. as depositary (the "Depositary") and all holders from time to time of ADRs issued thereunder (the "Deposit Agreement"), including the Form of American Depositary Receipt, is filed herewith as Exhibit (a).

(b)
Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby.  Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not Applicable.

(d)	Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities being registered. Filed herewith as Exhibit (d).

(e)	Certification under Rule 466. Not applicable.

(f)	Power of Attorney. Not applicable.

Item 4.  UNDERTAKINGS

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, N.A. on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on March 7, 2014.

Legal entity created by the form of Deposit Agreement for the issuance of ADRs evidencing American Depositary Shares

By:	JPMORGAN CHASE BANK, N.A., as Depositary

By:	/s/ Gregory A. Levendis
Name: Gregory A. Levendis
Title: Executive Director

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, BNP Paribas certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Paris, France on March 7, 2014.

BNP Paribas

By:	/s/ Jean-Laurent Bonnafé
Name: Jean-Laurent Bonnafé
Title: Chief Executive Officer

Under the requirements of the Securities Act, this Registration Statement has been signed by the following persons on March 7, 2014, in the capacities indicated.

SIGNATURES

Signature	Title

/s/ Baudouin Prot	Chairman of the Board of Directors
Baudouin Prot

/s/ Michel Pébereau	Honorary Chairman and Director
Michel Pébereau

/s/ Jean-Laurent Bonnafé	Chief Executive Officer and Director
Jean-Laurent Bonnafé

/s/ Pierre-André de Chalendar	Director
Pierre-André de Chalendar

Director
Christophe de Margerie

/s/ Marion Guillou	Director
Marion Guillou

Director
Denis Kessler

/s/ Jean-François Lepetit	Director
Jean-François Lepetit

/s/ Nicole Misson	Director
Nicole Misson

/s/ Thierry Mouchard	Director
Thierry Mouchard

/s/ Laurence Parisot	Director
Laurence Parisot

Hélène Ploix	Director

Michel Tilmant	Director

/s/ Emiel Van Broekhoven	Director
Emiel Van Broekhoven

/s/ Fields Wicker-Miurin	Director
Fields Wicker-Miurin

/s/ Lars Machenil	Chief Financial Officer
Lars Machenil	and Principal Accounting Officer

/s/ Jean-Yves Fillion	Authorized Representative in the United States
Jean-Yves Fillion

INDEX TO EXHIBITS

Exhibit Number

(a)	Form of Second Amended and Restated Deposit Agreement

(d)	Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities to be registered.